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                     February 27, 2024

       Rob Rehard
       Executive Vice President and Chief Financial Officer
       Regal Rexnord Corporation
       111 West Michigan Street
       Milwaukee, Wisconsin 53203

                                                        Re: Regal Rexnord
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-07283

       Dear Rob Rehard:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing